Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna reports solid production of 96,712 gold equivalent ounces for the second quarter of 2022

Vancouver, July 11, 2022 – Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) reports solid production results for the second quarter of 2022 from its four operating mines in the Americas and West Africa.

Gold and silver production highlights

•	Gold production of 62,171 ounces; 100 percent increase over Q2 2021
•	Silver production of 1,652,895 ounces; 13 percent decrease over Q2 2021
•	Gold equivalent[1] production of 96,712 ounces

The Company delivered a steady production performance in the second quarter of 2022 with all mines on target to achieve annual guidance for silver and gold. Gold production of 62,171 ounces, an increase of 100 percent year-over-year, was mainly driven by contributions of 29,016 ounces from the Lindero Mine and 24,553 ounces from the Yaramoko Mine, acquired in July 2021 (refer to Fortuna news release dated July 2, 2021). Silver production of 1,652,895 ounces, a 13 percent decrease over the comparable period in 2021, was primarily driven by a 9 percent decrease in head grade at the San Jose Mine, which is in line with the Mineral Reserve average grade for the second quarter.

By-product base metal production amounted to 7.6 million pounds of lead and 10.9 million pounds of zinc.

Silver and gold production for the first six months of 2022 totaled 3,323,023 ounces and 128,971 ounces, respectively. Fortuna reiterates its annual production guidance range of 6.2 to 6.9 million ounces of silver and 244 to 280 thousand ounces of gold; an annual production of between 369,000 to 420,000 ounces gold equivalent2 in 2022, including lead and zinc by-products (refer to Fortuna news release dated January 18, 2022).

Notes:
1.	Au Eq includes gold, silver, lead and zinc and is calculated using the following metal prices: US$1,869/oz Au, US$22.62/oz Ag, US$2,240/t Pb and US$3,948/t Zn or Au:Ag = 1:82.65, Au:Pb = 1:0.83, Au:Zn = 1:0.47
2.	Au Eq includes gold, silver, lead and zinc and is calculated using the following metal prices: US$1,700/oz Au, US$22/oz Ag, US$2,100/t Pb and US$2,700/t Zn or Au:Ag = 1:77.27, Au:Pb = 1:0.81, Au:Zn = 1:0.63

Second Quarter 2022 Consolidated Operating Highlights

	Second Quarter 2022					Second Quarter 2021
	Lindero, Argentina	San Jose, Mexico	Yaramoko[3], Burkina Faso	Caylloma, Peru	Consolidated	Lindero, Argentina	San Jose, Mexico	Yaramoko[3], Burkina Faso	Caylloma, Peru	Consolidated
OPERATIONAL FIGURES
Tonnes milled		251,945	138,787	135,977			269,565		133,645
Average tpd milled		2,831	1,567	1,528			3,029		1,536
Ore placed on pad (t)	1,502,074		N/A		1,502,074	1,477,000
SILVER[1]
Grade (g/t)		187		77			205		76
Recovery (%)		91.33		79.43			91.51		82.58
Production (oz)		1,385,336		267,559	1,652,895		1,624,394		268,428	1,892,822
GOLD[2]
Grade (g/t)	0.74	1.13	5.42	0.17		0.95	1.30		0.42
Recovery (%)		90.5	97.1	42.52			91.19		69.08
Production (oz)	29,016	8,295	24,553	307	62,171	19,521	10,266		1,261	31,048
LEAD
Grade (%)				3.00					3.09
Recovery (%)				85.04					89.53
Production (lbs)				7,636,813	7,636,813				8,143,876	8,143,876
ZINC
Grade (%)				4.09					4.58
Recovery (%)				88.70					87.14
Production (lbs)				10,886,426	10,886,426				11,763,866	11,763,866

Notes:

1.	Metallurgical recovery for silver at the Caylloma Mine is calculated based on silver content in lead concentrate
2.	Lindero and Yaramoko production includes doré only
3.	As Fortuna did not own or operate the Yaramoko Mine during the second quarter of 2021, it is not making a comparison to a previous period
4.	Totals may not add due to rounding

Latin America

Solid gold and silver quarterly production at the Company’s mines in Latin America. The COVID-19 absenteeism impact on production experienced at the beginning of the year has been greatly mitigated by strong production at all three operating mines in the second quarter, demonstrating a steady production performance which is on track to meet the annual guidance range.

Quarterly Highlights

•	Lindero’s gold production is aligned to achieve annual guidance. The operation continues its focus on capturing higher productivity opportunities in all processes and has been successful at achieving important reductions on key consumables during the second quarter
•	Silver production at the San Jose and Caylloma mines is in line to achieve the upper range of annual guidance

Lindero Mine, Argentina: Gold production aligned with annual guidance

Gold production was 29,016 ounces, representing a 49 percent increase year-over-year. Higher gold production is explained by an increase in performance of the three-stage crushing and stacking circuits, which delivered 99 percent of the 1.5 million tonnes of ore placed on the pad in the quarter, compared to 46 percent or 0.7 million tonnes of the 1.47 million tonnes placed in the comparable quarter a year ago. Mine production was 2.2 million tonnes of mineralized material with a strip ratio of 1:1.

In the second quarter of 2022, a total of 1.5 million tonnes of ore were placed on the leach pad, averaging 0.74 g/t gold and containing 35,784 ounces of gold. During the second quarter, the operation was successful at mitigating and reducing the production shortfall of ore placed on the leach pad experienced in the first quarter by 50 percent (refer to Fortuna news release dated April 11, 2022). The operation continues delivering a strong performance aligned with annual guidance. Gold production for the first six months of 2022 totaled 59,084 ounces.

As part of the continuous measures to improve productivity, management has implemented various high impact optimization initiatives to capture efficiencies at both the processing plant and the mining operation, some of which were implemented during the second quarter. These initiatives include: the optimization of cyanide recovery at the SART plant to significantly reduce fresh make-up cyanide consumption; lowering the consumption of sulfuric acid at the SART plant, whilst maintaining its efficiency rate and copper balance; and optimizing the mining strategy by implementing additional temporary ramps to significantly decrease trucking distance, improve truck productivity, and ultimately reduce trucking hours and total fleet diesel consumption, supporting the Company´s carbon footprint reduction strategy.

The operation experienced a positive reconciliation for ore sent to the leach pad during the second quarter, with grades sampled at the plant being 17 percent higher than estimated from the reserve model.

San Jose Mine, Mexico: Steady performer, on track to achieve annual guidance

In the second quarter of 2022, the San Jose Mine produced 1.38 million ounces of silver and 8,295 ounces of gold, both on target to meet annual guidance. Measured against the comparable quarter of the previous year, silver and gold production was 15 percent and 19 percent lower respectively. The decreases are a result of a combination of 7 percent lower mill throughput, and lower average head grades of 9 percent for silver and 13 percent for gold, which are in line with the mining sequence and Mineral Reserve estimates. Silver and gold production for the first six months of 2022 totaled 2,743,525 ounces and 16,534 ounces, respectively.

The San Jose team has successfully implemented long hole stoping in select areas of the mine in 2022, with the aim to improve production capacity and reduce total mining cost per tonne. In addition, a new underground shotcrete plant was commissioned in the second quarter which is expected to reduce overall mining cycle times and support costs.

Caylloma Mine, Peru: Outperformer, on target to meet the upper range of annual guidance

The Caylloma Mine produced 267,559 ounces of silver in the second quarter of 2022. The operation delivered another strong quarter of operational performance and is tracking well to deliver total production in the upper range of guidance. Silver production for the first six months of 2022 totaled 579,498 ounces.

Zinc and lead production in the second quarter of 2022 was 10.9 million pounds and 7.6 million pounds, respectively, in line to meet upper range of guidance. Zinc and lead production for the first six months totaled 21,713,328 pounds and 16,770,565 pounds, respectively.

West Africa

In the second quarter of 2022, the West African operations continued their solid performance. Gold production at the Yaramoko Mine is on track to meet the annual guidance range.

At the Séguéla gold Project in Côte d’Ivoire, despite the challenges seen in the supply and logistics markets, construction activities are progressing on-time and on-budget with the overall project progress reported at 64 percent complete as of June 30th. Major equipment packages have started to arrive at site and first gold pour is projected for mid-2023.

Fortuna is advancing its organizational infrastructure in Côte d’Ivoire to prepare for the start of operations at Séguéla, as well as establishing a regional office to service both Séguéla and the Yaramoko Mine.

Yaramoko Mine, Burkina Faso: Gold production on target to meet the upper range of annual guidance

The Yaramoko Mine produced 24,553 ounces of gold in the second quarter of 2022 with an average gold head grade of 5.42 g/t, which is in line with the mining sequence and Mineral Reserve estimate. Gold production for the first six months of 2022 totaled 52,788 ounces.

Qualified Person

Eric Chapman, Senior Vice President of Technical Services of Fortuna, is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328) and a Qualified Person as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects. Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d'Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | Twitter: @Fortuna_Silver | LinkedIn: fortunasilvermines

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s anticipated operational performance in 2022; estimated production forecasts for 2022; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition; the assumptions related to the supply of COVID-19 vaccines and the distribution of the vaccines in the countries in which we operate, and the lessening or increase in COVID-19 related restrictions; metal price estimates, estimated metal grades in 2022; initiatives in place at the Company’s mines to reduce inflationary pressures on consumables; operational initiatives implemented at the Company’s mines to improve production and reduce mining costs; undisclosed risks and liabilities relating to the Roxgold business combination; risks that the anticipated benefits of the Roxgold business combination will not be realized or fully realized; the timing of construction and development of the mine at the Séguéla Project, and the capital expenditures related to same; the timing for the first gold pour at Séguéla; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; production costs; timelines; the future financial or operating performance of the Company; capital and operating expenditures; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the impact of the COVID-19 pandemic on the Company’s mining operations and construction activities; the risks relating to a global pandemic, including the COVID-19 pandemic, as well as risks associated with war or other geo-political hostilities, such as the Ukrainian – Russian conflict, any of which could continue to cause a disruption in global economic activity; the risks associated with the completion of the Roxgold Acquisition, including the ability of the Company to successfully consolidate functions, integrate operations, procedures and personnel; adverse changes in prices for gold, silver and other metals; fluctuation in currencies and foreign exchange rates; inflation; the imposition of capital controls in countries in which the Company operates; any extension of the currency controls in Argentina; changes in the prices of key supplies; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; the ability of the Company to successfully challenge an alleged typographical error in the San Jose EIA received by the Company in December 2021; changes in the position of regulatory authorities with respect to the granting of approvals or permits; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); the duration and impacts of COVID-19 and other geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that the Company will obtain succeed in challenging the alleged typographical error in the December 2021 extension to the San Jose EIA; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.